FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 18, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated February 18, 2009, "CN announces US$550 million debt offering".

Item 1

North America’s Railroad

NEWS RELEASE

CN announces US$550 million debt offering

MONTREAL, Feb. 18, 2009 — CN (TSX: CNR) (NYSE:CNI) today announced a public debt offering of US$550 million 5.55 per cent Notes due 2019. CN expects to close the financing on Feb. 25, 2009.

CN plans to use the estimated net proceeds of US$540 million from the offering to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including the financing of CN’s recent acquisitions of the principal lines of the Elgin, Joliet & Eastern Railway Company, and three railway subsidiaries and a rail-freight ferry operation of the Quebec Railway Corp.

The debt offering is being made in the United States under the shelf registration statement CN filed on Dec. 17, 2007. Book-running managers of the debt offering are Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. Other managers are Banc of America Securities LLC, BMO Capital Markets, BNP Paribas Securities Corp., RBC Capital Markets, Scotia Capital (USA) Inc. and Wachovia Capital Markets, LLC.

A copy of the prospectus for the offering to which this communication relates may be obtained by contacting Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, N.Y., 11220, toll free: 1-877-858-5407; or J.P. Morgan Securities Inc., 270 Park Avenue, New York, N.Y., 10017, collect: 1-212-834-4533.

Forward-Looking Statements
This news release contains forward-looking statements. Such forward-looking statements include, without limitation, statements relating to a debt offering, the anticipated closing and the use of net proceeds of such offering. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. The Company cautions that these assumptions may not materialize.  Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2008 Annual Consolidated Financial Statements and Notes thereto and related Management’s Discussion and Analysis, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investors:
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 18, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel